

May 23, 2014

Via E-mail
Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2, Ireland

> **Re:** **ChiquitaFyffes Limited**
> **Registration Statement on Form S-4**
> **Filed April 29, 2014**
> **And Documents Incorporated by Reference**
> **File No. 333-195564**

Dear Mr. Kocher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that all comments on Chiquita's Form 10-K for the fiscal year ended December 31, 2013 and Form 8-K filed on March 10, 2014 as included in this letter below must be resolved before we act on a request for acceleration regarding this registration statement on Form S-4.

2. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

3. Please provide currently dated consents from the independent registered public accountants in any amendments to this registration statement on Form S-4.

Questions and Answers About the Combination and the Special Meeting, page 1

Q: What proposals are being voted on at the Chiquita special meeting, page 3

4.  Please refer to your disclosures on pages 205 to 239 concerning the material differences between the rights of Chiquita shareholders as compared to the rights Chiquita shareholders will have as shareholders of ChiquitaFyffes. Please revise to present as separate proposals the adoption of the transaction agreement and approval of the merger and each provision of ChiquitaFyffes' memorandum and articles of association that will differ materially from the provisions in Chiquita's certificate of incorporation and bylaws or, alternatively, provide us with your legal analysis why unbundling in this context is not required. For guidance, refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context).

Fyffes Extraordinary General Meeting, page 4

5.  Please refer to the last paragraph. Please revise the first sentence to also include the percentage of outstanding ordinary shares held by affiliates of Fyffes' directors and executive officers. Also revise page 54 accordingly. Refer to Item 3(h) of Form S-4.

Treatment of Fyffes Stock Options, page 15

6.  We note the disclosure that Fyffes will cancel the number of Fyffes options "as is necessary" to prevent the risk that the combination could constitute a change of control under Chiquita's indebtedness or benefit plans. In such circumstance, please explain whether you will cancel all Fyffes options or whether such cancellation will be made on a pro rata or other basis.

Risk Factors, page 27

7.  We note the disclosures related to Fyffes' joint ventures. If applicable, please describe in a separate risk factor the risks attendant to ChiquitaFyffes' reliance on joint ventures in your foreign operations.

ChiquitaFyffes will incur direct and indirect costs, page 30

8.  To the extent known, please revise to quantify the anticipated increased costs due to your new corporate structure.

Chiquita's and Fyffes actual financial positions and results of operations, page 31

9.  We note the disclosure regarding the unaudited pro forma condensed combined financial information and its limitations.  Please revise the risk factor to clarify that ChiquitaFyffes has been recently incorporated and has no operating history and no revenues.

10. Please also revise to include a separate risk factor to describe how the financial analyses and forecasts considered by Chiquita and Fyffes and their respective financial advisors may not be realized.

The ChiquitaFyffes ordinary shares to be received by Chiquita and Fyffes, page 34

11. We note the general disclosure regarding differences in shareholder rights for holders of Chiquita common shares compared to holders of ChiquitaFyffes ordinary shares and the cross-reference to the disclosures beginning on page 240.  Please revise this risk factor to briefly describe the key material differences so that shareholders can assess the risks.

Cautionary Statement Regarding Forward-Looking Statements, page 47

12. Please delete the reference to the Private Securities Litigation Reform Act of 1995 contained in the first paragraph.  In this regard, we note that the Private Securities Litigation Reform Act does not apply to initial public offerings.  Alternatively, revise the first paragraph to clarify that the safe harbor provided by the Private Securities Litigation Reform Act does not apply to this offering.

13. We note the broad statement in the last paragraph that all subsequent written and oral forward-looking statements concerning the merger, the scheme or other matters addressed in the proxy statement/prospectus are qualified by the cautionary statement. The statement appears to go beyond the scope of the disclosure in the proxy statement/prospectus.  Please revise.

The Special Meeting of Chiquita's Shareholders, page 48

Proposal to Create Distributable Reserves of ChiquitaFyffes, page 49

14. We note your disclosure on page 3 that "[t]his proposal is advisory as the capital reduction must be approved by a vote of the current shareholders of ChiquitaFyffes." Please reconcile whether this vote is advisory and revise the proxy statement/prospectus throughout as applicable.

The Combination, page 58

Background of the Combination, page 58

15. We note your disclosure on November 25, 2013 that Mr. Lonergan sent Mr. McCann a term sheet containing a range of exchange ratios acceptable to Chiquita depending on the level of expected synergies. Please revise to disclose the range of exchange ratios set forth in the term sheet. Please also revise to explain how Chiquita's board of directors determined that this range was acceptable.

16. We note your disclosure on December 2, 2013 that representatives of Goldman Sachs and Lazard had a conversation about a potential exchange ratio. Please describe the exchange ratios discussed at this meeting. To the extent a specific exchange ratio was proposed by either party, please revise to clarify that fact.

17. We note your disclosure on March 7, 2014 that Lazard "orally confirmed their advice to Fyffes board of directors that Lazard, having taken into account the commercial assessment of the Fyffes board of directors, considered the terms of the combination to be fair and reasonable." Please advise whether this oral confirmation of advice would be considered an opinion or report materially related to the transaction. Refer to Item 4(b) of Form S-4. If so, please add a section to provide the information required by Item 1015(b) of Regulation M-A. In this regard, we note that oral opinions or reports should also be summarized.

Recommendation of the Chiquita Board of Directors and Chiquita's Reasons, page 67

18. Refer to the second-to-last bulleted paragraph on page 68. At an appropriate section, please describe the alternative transactions that Chiquita considered in recent years and for what reasons those alternatives were not pursued.

Recommendation of the Fyffes Board of Directors, page 70

19. We note that the Fyffes board of directors received certain advice from Lazard to include financial analyses and valuation observations. However, we also note that this advice from Lazard was not included as a factor, positive or negative, which affected Fyffes board of directors' recommendations. Please advise, with a view towards revised disclosure, how Lazard's advice affected the recommendation of the Fyffes board of directors.

Chiquita and Fyffes Unaudited Prospective Financial Information, page 74

20. We note your disclosure in the third paragraph that the Projections reflect numerous estimates and assumptions. Please revise this section to fully describe the key assumptions relied upon by Chiquita's management in the preparation of the Projections so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these Projections. In this regard, we note the disclosure of certain assumptions in the Chiquita Profit Forecast section on page 301. Please revise this section accordingly.

Opinions of Chiquita's Financial Advisors, page 76

21. Please provide us with copies of the board books and any other materials prepared by Goldman Sachs and Wells Fargo Securities. Please also provide us with copies of the respective engagement letters.

22. Please revise the discussions of the various financial analyses used by Goldman Sachs and Wells Fargo Securities so that the recipients of the proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that recipient will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.

Goldman Sachs, page 76

23. Please refer to the last paragraph on page 81. Please revise to quantify any fees paid to Goldman Sachs and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and Goldman Sachs and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Implied Ownership of ChiquitaFyffes Based on Historical Stock Price Performance, page 78

24. Please revise to show how Goldman Sachs arrived at the various implied ownership percentages.

Contribution Analysis, page 78

25. Please revise to show how Goldman Sachs arrived at the various implied exchange ratios.

Selected Companies Analysis, page 78

26. Please revise to disclose the data underlying the analysis and show how that information resulted in the multiples disclosed. For example, disclose the implied enterprise values and the EBITDA information for each company and for each respective period which is the basis for the multiples disclosed in the chart on page 79.

Wells Fargo Securities, page 82

Selected Companies Analysis, page 86

27. Please revise to discuss in greater detail the criteria used to identify the selected companies. If there were companies which were excluded but met the criteria, please explain.

28. Please revise to disclose the enterprise value, EBITDA information and resulting multiple for each company and for each respective period.

Selected Transactions Analysis, page 87

29. Please revise to discuss in greater detail the criteria used to identify the selected transactions. If there were transactions which were excluded but met the criteria, please explain.

30. Please revise to disclose the enterprise value to EBITDA multiple for each target company and for each selected transaction.

Contribution Analysis, page 88

31. Please revise to describe how Wells Fargo Securities arrived at the percentage contributions of Chiquita and Fyffes for each financial metric.

Other Matters, page 89

32. Please revise the second paragraph to quantify any fees paid to Wells Fargo Securities and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and Wells Fargo Securities and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Fyffes, page 94

33. We note that a number of subsections reference information as of December 31, 2013. Please revise these subsections, as applicable, to provide information as of a more recent date. Please also revise the Fyffes section on page 98 accordingly.

Certain Tax Consequences of the Combination, page 106

34. We note your discussion of U.S. and Irish tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that tax opinions as to U.S. and Irish tax laws would be required since the respective discussions reference tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that tax opinions and consents of counsel, as applicable, will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

U.S. Federal Income Tax Considerations – Chiquita and ChiquitaFyffes, page 106

Scope of Discussion, page 106

35. Please refer to the first paragraph. An investor is entitled to know of the material U.S. federal income tax consequences, rather than just "certain." Please revise this section throughout accordingly. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. In this regard, we note your disclosure in the fourth paragraph that "[t]his summary… does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the combination or as a result of the ownership and disposition of ChiquitaFyffes ordinary shares." Please delete or, alternatively, revise to clarify that the summary addresses all material U.S. federal income tax consequences.

36. We note your disclosure in the fourth paragraph that "[t]his summary is for general information purposes only" and "this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder" and similar disclosure in the last paragraph of this section on page 112. Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

37. Please delete the last sentence of the fifth paragraph and revise the proxy statement/prospectus throughout as applicable.

Irish Tax Considerations, page 112

38. We note your disclosure in the second paragraph that "[t]he summary does not constitute tax advice and is intended only as a general guide" and similar disclosure in the last paragraph of this section on page 117. Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

39. Please revise the second sentence of the second paragraph to delete the phrase "[t]he summary is not exhaustive."

The Transaction Agreement, page 120

Treatment of Fyffes Stock Options and Other Fyffes Equity-Based Awards, page 120

40. We note from the disclosure on page 120 that when the closing occurs, each Fyffes option will be assumed by ChiquitaFyffes and converted into an option to acquire a number of ChiquitaFyffes ordinary shares based on the exchange ratio, rounded down to the nearest share. We also note that the converted options will have the same terms and conditions as were applicable to the Fyffes options before the completion of the combination, although any performance-based vesting conditions will be deemed satisfied and the options will remain subject to any time-based vesting conditions. Please tell us and revise to disclose whether the "deemed satisfaction" of any performance-based vesting requirements at the time of the merger will result in the accelerated recognition of compensation expense with respect to Fyffes performance-based options.

Treatment of Chiquita Stock Options and Other Chiquita Equity-Based Awards, page 121

41. We note from the disclosure on page 121 that Chiquita stock units that are subject to performance-based vesting criteria shall be converted into time-vesting restricted ChiquitaFyffes units in connection with the merger with the number of ChiquitaFyffes ordinary shares eligible to be acquired pursuant to such units based on the number of Chiquita common shares which would have been acquired at the target level of performance under the corresponding restricted Chiquita stock units. Please tell us whether this change in terms of Chiquita's stock units will result in the recognition of additional compensation expense pursuant to the guidance in ASC 718-20-35. If not, please explain why.

Exchange of Fyffes Ordinary Shares, page 121

42. Please update the disclosure in the first paragraph on page 122 and advise when investors will receive information regarding exchanging ordinary shares in uncertificated form.

Expense Reimbursement Agreement, page 139

43. Please refer to the third paragraph on page 140.  We note your disclosure that "Lazard has confirmed in writing to the Panel that in the opinion of… Lazard in the context of the scheme, the Expense Reimbursement Agreement is in the best interests of the Fyffes shareholders."  We note that the Lazard opinion appears to be materially related to the transaction.  Please revise to add a section to the proxy statement/prospectus which includes the information required by Item 1015(b) of Regulation M-A.  Refer to Item 4(b) of Form S-4.  Please also file a copy of the opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus or advise.  Refer to Item 21(c) of Form S-4.

Irrevocable Voting Undertaking, page 141

44. Please file a copy of the Irrevocable Voting Undertaking and Support Letter as exhibits to this filing.  Refer to Item 601(b)(10)(i) of Regulation S-K.

Selected Historical Financial Data of Fyffes, page 152

45. We note your presentation of net funds/(debt) on the bottom of the table of selected financial data.  We believe that this measure is a non-GAAP financial measure and your disclosure should be revised to clearly disclose this fact.  Your disclosures of this measure should also be revised to include all of the disclosures set forth in Item 10(e) of Regulation S-K, as applicable.  Please revise accordingly.

Management's Discussion and Analysis of Financial Condition, page 153

46. We note your disclosure on page 153 that total revenue including share of joint ventures was up 6.3% to €1,082 million.  We also note your disclosure in the Results of Operations section of MD&A that Fyffes uses total revenue as a key performance measure and it is calculated as group revenue, which is the sales of Fyffes subsidiaries plus the Fyffes share of the revenues of its joint ventures.  The disclosure of revenue including that of your joint ventures appears to represent a non-GAAP financial measure and, in light of the guidance in Item 10(e) of Regulation S-K, it appears that your presentation of total revenue is not appropriate.  In this regard, we believe that this non-GAAP financial measure cannot be reconciled to the most comparable GAAP measure, as required by Item 10(e) of Regulation S-K, because the revenues of the joint ventures are not and should not be reflected in your financial statements.  Generally, non-GAAP

financial measures exclude one or more "non-recurring" items or can be calculated using elements derived from financial presentations. Also, Item 10(e) of Regulation S-K requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of consolidated Fyffes subsidiaries with your joint ventures revenues which are not and cannot be consolidated. Further, there appears to be no useful purpose for such aggregated information with respect to management's discussion and analysis of the Company's operations. Please revise to remove this disclosure throughout MD&A and elsewhere where it is presented in the registration statement. The disclosure of this measure included in Note 2 to Fyffes plc's financial statements should also be deleted.

Results of Operations, page 162

47. We note your disclosure that the key performance measure for Fyffes Tropical Produce segment is Adjusted EBITA and as a result, the commentary under Operating Profit below is based on Adjusted EBITA and separate comments on gross profit and operating costs including distribution and administration costs are not provided as you do not monitor performance on this basis. Please note that while we will not object to your discussion of Adjusted EBITDA in MD&A since you monitor segment performance on this basis, we do believe that a direct discussion and analysis of cost of sales should be disclosed on a consolidated level and preferably also on a segment level since cost of sales is reported in your income statement. Your disclosure should quantify and discuss the impact of each component of cost of sales that caused cost of sales to materially vary (or not vary when expected to). Also, changes in other significant income statement line items included in your income statements such as distribution and administration, should be separately discussed and analyzed. Please revise your MD&A discussion accordingly.

Revenue, page 162

48. We note that your discussion of the changes in revenue focuses on the reasons for the changes in total revenue including your share of joint ventures' revenue. As discussed in the comment above, we believe that you should remove your disclosure of total revenue from MD&A. Accordingly, please revise this section to discuss the reasons for changes in group revenue between the periods for which income statements have been presented. The underlying reasons for the changes in group revenue should be discussed in terms of factors such as price, mix and volume changes. In addition to quantification, please ensure that each of the identified underlying cause of material increases or decreases to revenue is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the

prior period and address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please explain why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-K.

Operating profit, pages 163 and 166

49. We note that you present the non-GAAP measure "adjusted profit before tax" in the tables on pages 163 and 166 and discuss this measure on pages 164 and 167 of MD&A. Please revise your presentation of this measure to explain why management believes it is meaningful to potential investors and disclose the additional purposes, if any, for which your management uses this measure. Refer to the guidance outlined in Rule 10(e) of Regulation S-K. Alternatively, please revise to eliminate your presentation and discussion of this non-GAAP measure.

Taxation, pages 164 and 168

50. We note that you present the non-GAAP measure "tax charge on underlying activities" in the tables on page 164 and 168 and discuss this measure on pages 164 and 168 of MD&A. Please revise your presentation of this measure to explain why management believes it is meaningful to potential investors and disclose the additional purposes, if any, for which your management uses this measure. Refer to the guidance outlined in Rule 10(e) of Regulation S-K. A lternatively, please revise to eliminate your presentation and discussion of this non-GAAP measure.

51. Also, please revise MD&A to discuss the facts and circumstances responsible for changes in your provision for income taxes as reflected in your income statements during all periods presented in your financial statements.

Earnings per share, pages 164

52. We note that you present the non-GAAP measure "adjusted EPS" in the tables on pages 165 and168 and also discuss this measure in the paragraph which precedes or follows the related table. Please revise your presentation of this measure to explain why management believes it is meaningful to potential investors and disclose the additional purposes, if any, for which your management uses this measure. Refer to the guidance outlined in Rule 10(e) of Regulation S-K. Alternatively, please revise to eliminate your presentation and discussion of this non-GAAP measure. Your presentation of this non-GAAP measure in the tables on pages 162 and 165 of MD&A should be similarly revised.

Contractual Obligations and Commercial Commitments, page 170

53. We note your presentation of Fyffes' contractual obligations and commercial commitments as of December 31, 2013.  In light of the business combination which will result in a significant increase in contractual obligations and commercial commitments as a result of combining the two companies, we believe it would be useful to investors if you presented a pro forma table of contractual obligations which reflects the contractual obligations and commercial commitments of the new entity, ChiquitaFyffes, subsequent to the business combination.  Please revise accordingly.

Quantitative and Qualitative Disclosures about Market Risk, page 171

54. Please revise your disclosure in this section to ensure it is consistent with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 173

55. We note your disclosure that the combination of Fyffes and Chiquita will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Chiquita selected as the accounting acquirer under this guidance.  Please revise to disclose in detail the reasons why you believe that Chiquita is the accounting acquirer under the guidance in ASC 805-10-55-12.  Your discussion of the accounting treatment for this transaction included on page 105 of the registration statement should be similarly revised.

56. We note that you have included the pro forma adjustments and US GAAP Adjustments in the same column in the pro forma balance sheet and pro forma income statement.  Please revise to include separate columns and subtotals which disclose the adjustments resulting from changes between IFRS and US GAAP in one column and the resulting subtotal and the pro forma adjustments related to the business combination in another column and a final pro forma combined total.

57. We note your disclosure on page 19 that in connection with the consummation of the combination, Fyffes may pay transaction bonuses to certain of its employees of up to $1,000,000 in the aggregate, and retention bonuses to certain of its employees of up to $300,000 in the aggregate.  If these amounts are factually supportable prior to the transaction, we believe that you should include a pro forma adjustment to the balance sheet to reflect the accrual of these amounts.  You should also disclose in the pro forma financial information that these amounts will be expensed in connection with the merger transaction.  However, since the charge is a non-recurring charge, your disclosure should also indicate that it has not been reflected in the pro forma income statement.

58. In a related matter, if these bonuses will have a material impact on your results of operations, please revise MD&A to disclose the amount of the bonuses that will be paid and expensed by Fyffes in connection with the merger transaction.

59. We note from the disclosure in Chiquita's Current Report on Form 8-K dated March 12, 2014, that on March 9, 2014 you approved a grant of a retention stock awards to Chiquita's COO. In light of the fact that it appears that this stock award was granted in connection with the Fyffe's transaction and it appears to be factually supportable since it was approved by the Chiquita board of directors on March 9, 2014, please revise to include pro forma adjustments giving effect to this retention award in the pro forma financial information. The notes to the pro forma financial information should also be revised to explain the method and assumptions used to calculate the expense to be recognized in connection with this retention award.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 179

Note 1. Description of Transaction, page 179

60. We note your disclosure that the combination values the entire issued and to be issued share capital of Fyffes at approximately $519,134 (€373,478) and each Fyffes share at €1.22 based on Chiquita's closing share price of $10.84 on March 7, 2014. You disclose that this was the last trading day prior to the public announcement of the combination and the most practicable date used for preparation of the pro forma condensed combined financial information. Please explain to us why you believe it is appropriate to use a date of March 7, 2014 to value the stock issued in this transaction. We believe that the guidance in ASC 805 indicates that the stock should be valued using the most recent stock price at the time of the filing to determine the value of the stock issued in this transaction. Please advise or revise accordingly.

Note 3. Accounting for the Combination, page 179

61. Please revise to present your calculation of goodwill in accordance with the guidance in ASC 805-30-30-1. In this regard, ASC 805 does not use the allocation concept in the calculation of goodwill and we would expect to see the calculation of goodwill as the acquisition-date fair value of the consideration transferred less the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed and non - controlling interest in Fyffes. Please revise accordingly.

62. We note from the pro forma balance sheet that Fyffes has a non-controlling interest recorded on its balance sheet as of December 31, 2013. Please explain to us how you accounted for the fair value of this non-controlling interest in your purchase accounting for the merger transaction. In this regard, please note that ASC 805-30-30-1 indicates that the fair value of the non-controlling interest should be included in the calculation of goodwill. Please advise or revise accordingly.

63. We note your disclosure on page 14 that to the extent necessary to minimize the risk that the combination could constitute a change in control under the agreements governing Chiquita's indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options as is necessary to prevent that from occurring. In light of this cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If you cannot determine the amount of cash required to be disbursed at this time, please include a statement to this effect in the notes to the pro forma financial information.

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 181

64. We note that you do not have a pro forma adjustment for trade receivables. In light of your disclosure in Note 1 to the Fyffes financial statements that trade and other receivables are initially measured at fair value and are thereafter measured at amortized cost using the effective interest method less any provision for impairment, please tell us why you do not believe an adjustment is necessary to reflect the Fyffes trade receivables at fair value. Also, in regards to Fyffes trade receivables please revise to disclose the gross contractual amounts receivable and the best estimate of the contractual cash flows not expected to be collected at the time of the combination. See guidance in ASC 805-20-50-1(b).

(A) Reclassifications and Eliminations, page 181

65. We note your disclosure in note (iii) that Fyffes total trade and other payable balance was reclassified between trade payables and accrued liabilities to conform to Chiquita's classification and presentation. Please revise to disclose the nature of these accrued liabilities.

(B) Inventories and Biological Assets, page 182

66. We note your disclosure that in accordance with IFRS, biological assets are carried at fair value. Please revise to disclose the nature of these biological assets and explain how they will be accounted for under US GAAP. Also, please discuss the nature of any adjustments that arise due to the fact that Fyffes' uses the FIFO method of accounting for their inventory, and Chiquita uses the LIFO method for determining the cost of bananas and FIFO for determining cost of its other inventory categories.

67. We note your disclosure that deferred tax liabilities of $163,000 were recognized in accrued liabilities in connection with the inventory fair value adjustment, based on the applicable statutory tax rate. Please revise to disclose the tax rate used in this calculation.

Similarly, please revise to make this disclosure for each of your pro forma adjustments where you have disclosed a related deferred tax liability or asset.

(C) Property, Plant and Equipment, Net, page 182

68. We note your disclosure that the estimated fair value of property, plant and equipment of Fyffes is $109.1 million which reflects a fair value adjustment of $1.65 million. Please tell us and revise to disclose the methods and assumptions used to calculate or determine fair value of these assets. Also, as part of your response, please disclose how you accounted for the fact that under IFRS land and buildings are accounted for at fair value and under US GAAP they are accounted for at historical cost (less depreciation in regards to buildings). Please disclose the amount of any adjustment that resulted from this difference in accounting.

(D) Intangible Assets, page 182

69. We note your disclosure that the estimated fair value of the Fyffes trademarks were prepared using an income valuation approach and the relief-from-royalty method and the estimated fair value of the customer relationships was prepared using an income valuation approach and a multi-period excess earnings method. Please explain to us and revise to disclose the nature of the significant assumptions used in these valuation methods. Also, in light of the fact that it appears from Fyffes notes to the financial statements that the useful life of customer relationships ranged from one to six years, please tell us why you believe the useful life of the acquired customer relationships should be assigned a useful life of six to ten years in connection with the business combination.

(E) Goodwill, page 182

70. We note that you have recorded goodwill of $261.1 million in connection with the business combination. Please revise to disclose a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the amount of goodwill that is expected to be tax deductible. See ASC 805-30-50-1(a) and (d).

(F) Combination Related Transaction Costs, page 182

71. We note that adjustment (F) reflects the recording of the estimated combination-related transaction costs of $30,500. Please revise footnote (F) to explain the nature and amounts of the various costs comprising this $30,500 of estimated transaction costs.

Note (5). Unaudited Pro Forma Condensed Combined Statement of Income Adjustments, page 183

(A) Reclassifications and Eliminations, page 183

72. We note that you disclose a table in footnote (A) which reflects reclassifications that have been made to Fyffes historical financial statements classifications to conform to Chiquita's US GAAP classification and presentation. Please revise footnote 5(A) to describe the reasons for each of the reclassification adjustments.

(B) Cost of Sales, page 183

73. We note your disclosure that you have included an expense adjustment of $(3.1 million) to recognize changes in fair value of hedging instruments because certain foreign currency hedges which hedge multiple exposures and qualified for hedge accounting under IFRS would not qualify for hedge accounting under US GAAP. Please explain why a similar adjustment has not been reflected in the pro forma balance sheet for this difference in accounting between US GAAP and IFRS.

(F) Income Taxes, page 184

74. We note your disclosure that the applicable statutory tax rate based on the jurisdiction of the individual pro forma adjustments was utilized to calculate all tax adjustments. Please revise to disclose the tax rates used in this calculation.

Comparative Per Share Data, page 188

75. Please revise to disclose how book value per share is calculated or determined for each of Chiquita and Fyffes as well as on a pro forma basis for ChiquitaFyffes.

76. Please tell us and revise to disclose how you calculated or determined basic and diluted net income per ordinary share, the cash dividends declared per ordinary share and the book value per ordinary share for the Fyffes Unaudited Pro Forma Equivalent Data per Ordinary Share.

77. Please revise to disclose that Fyffes historical cash dividends declared per ordinary share for 2013 includes a final dividend in respect of the 2013 financial year of 1.49 cent per ordinary share that is subject to approval by the company's shareholders at the Annual General Meeting as disclosed on page F-26 of the financial statements.

Description of ChiquitaFyffes Ordinary Shares, page 191

78. We note your disclosure in the first paragraph that "[t]his summary does not purport to be complete and is qualified in its entirety by reference to the Companies Act." Such a

qualification is inappropriate unless you file the applicable provisions of the Companies Act as exhibits to the registration statement.  Please revise this paragraph accordingly.  Please also revise the last paragraph of the Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares section on page 205 accordingly.

Chiquita Profit Forecast, page 301

Reports on Chiquita Profit Forecast, page 302

79. We note your disclosure in the first paragraph that "[t]he reports on the Chiquita Profit Forecast… are being prepared by (i) PricewaterhouseCoopers Ireland and (ii) Goldman Sachs."  We note that these reports appear to be materially related to the transaction.  Please revise to add sections to the proxy statement/prospectus which include the information required by Item 1015(b) of Regulation M-A with respect to each report.  Refer to Item 4(b) of Form S-4.  Similarly, provide the disclosure regarding reports prepared by KPMG and Lazard on the Fyffes Profit Forecast.  Please also file copies of the reports as exhibits or furnish copies as part of the proxy statement/prospectus or advise.  Refer to Item 21(c) of Form S-4.

80. We note that PricewaterhouseCoopers Ireland and Goldman Sachs also provided reports related to the estimated synergies as disclosed in the Merger Benefit Statement section on page 305.  Please revise the proxy statement/prospectus based on the above comment with respect to these reports or advise.

81. We note your disclosure that the reports on the Chiquita Profit Forecast are being prepared by (i) PricewaterhouseCoopers Ireland and (ii) Goldman Sachs.  We also note that PricewaterhouseCoopers Ireland and Goldman Sachs are required to examine and report in writing on the accounting policies and calculations upon which the Chiquita Profit Forecast has been based.  Please note that if an accountant assists in the preparation of a forecast (develops assumptions, prepares underlying feasibility or market studies, uses the accountant's forecast software, etc.), then we believe that he or she is not deemed to be independent and may not report on the forecast.  Please clarify for us the nature of the involvement PricewaterhouseCoopers Ireland had with the Chiquita Profit Forecast including the nature of the report issued and supplementally provide us with a copy of this report.  Also, if you will be including these reports with the proxy statement, you are also required to file an appropriate consent to use the report with this registration statement under Item 10(b)(1) of Regulation S-K.  Please revise accordingly.  Similarly, we note your disclosure on page 304 that KPMG and Lazard have prepared the Fyffes Profit Forecast.  Please clarify for us the nature of the involvement KPMG had with the Chiquita Profit Forecast and the nature of any report that was issued based on their examination of the Profit Forecast and supplementally provide us with a copy of this report.  We may have further comment upon review of your response.

Fyffes Profit Forecast, page 303

82. We note your disclosure that for the fiscal year ended December 31, 2014, Fyffes had
    projected EBITDA of €30-€35 million.  In order to prevent forecasts of only favorable
    items, we typically believe that a forecast should include forecasted net income.  Please
    revise to include this additional disclosure.  Your Chiquita Profit Forecast should be
    similarly revised in a future amendment.

Merger Benefit Statement, page 305

83. We note your disclosure that the estimate of synergies set out in this document has been
    reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i)
    PricewaterhouseCoopers Ireland and (ii) Goldman Sachs.  Please explain to us in further
    detail the nature of the involvement PricewaterhouseCoopers had with the preparation or
    examination of the synergy statements.  We may have further comment upon review of
    your response.

Fyffes Audited Financial Statements for the Year Ended December 31, 2013

Group Reconciliation of Net Funds/(Debt), page F-10

84. We note your inclusion of this reconciliation of net funds/(debt) subsequent to the audited
    financial statements and prior to the notes to the financial statements.  Please explain to
    us why you believe it is appropriate under IFRS to include this information within your
    audited financial statements.  If you do believe that it is appropriate under the guidance of
    IFRS to include this information, we believe that the reconciliation should be presented in
    the notes to the financial statements.  In its current presentation it appears to be presented
    alongside the audited financial statements, but does not appear to be included in the
    auditor's report, and we believe that it may be confusing to an investor as to whether this
    is an audited financial statement.  Please advise or revise accordingly.

Notes to the Audited Financial Statements

Note 1. Description of the business, basis of presentation and significant accounting policies,
page F-11

Business Combinations, page F-13

85. We note your disclosure that any contingent consideration payable is recognized at fair
    value at the acquisition date.  If the contingent consideration is classified as equity, it is
    not remeasured and settlement is accounted for within equity.  Otherwise, subsequent
    changes to the fair value of the contingent consideration are recognized in profit or loss.
    Please explain to us why it appears from the disclosures in Note 21 that your estimate of
    deferred contingent consideration was revised upwards in 2012 and 2013 to reflect the

improved underlying performance of these businesses and you increased goodwill as a result of this change in contingent consideration. Based on your disclosure in Note 1 and the guidance in paragraph 58 of IFRS 3, we would expect that these changes would be reflected as adjustments to the income statement.

Note 6. Income Tax, page F-25

86. We note from the reconciliation of effective tax rate, that the taxation based on Irish corporation tax rate of 12.5% is reduced during 2011, 2012, and 2013 due to differences in tax rates. Please explain to us the nature of these differing tax rates that have resulted in a reduced income tax charge during 2012 and 2013. Also, please explain to us and in Note 6 the nature of the adjustments in respect of prior years that have reduced the income tax charge in 2012 and 2013.

Note 9. Property Plant and Equipment, page F-28

87. Please tell us if Fyffes has any assets similar to the cultivations that are recorded as property, plant and equipment in Chiquita's consolidated financial statements. In this regard, cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of the fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. If so, please tell us how you account for these costs under IFRS and explain how ChiquitaFyffes intends to account for these assets subsequent to the business combination. Please note that if there is a difference in accounting between IFRS and US GAAP, this should be reflected as an adjustment to the pro forma financial statements. Please advise or revise accordingly.

88. We note that your disclosure in Note 9 includes disclosures about the fair value of land and buildings, which are measured at fair value on a recurring basis. Please revise to include the disclosures required by paragraphs 91 through 93 of IFRS 13 for those assets measured at fair value on a non-recurring basis, such as tangible and intangible assets that have been impaired during 2012. In particular, please revise to include the fair value measurement at the end of the reporting period for all non-recurring fair value measurements, and the reasons for the measurement. Your disclosure should also include the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3) and for those categorized within Level 3 of the fair value hierarchy, a description of the valuation processes used by the entity (including, for example, how you decide your valuation policies and procedures and analyses changes in fair value measurements from period to period). Please revise accordingly.

Note 24. Acquisitions, disposals and terminations, page F-41

89. We note your disclosure that in 2013 you purchased the final 20% of Sol Marketing Company Inc. by means of final payment of deferred contingent consideration.  We also note that you had accounted for 100% of the profits and net assets of this business since the acquisition of the initial 60% of the equity in 2008, as the purchase agreement included a put and call option in respect of the remaining equity.  Please clarify for us how you accounted for this investment prior to the purchase of the 20% interest in 2013, including whether or not you recognized non-controlling interest related to this investment.  Please also explain in further detail why the existence of the put and call option for the remaining equity in this entity resulted in your accounting for 100% of the profits and net assets of this entity since 2008.  In addition, tell us and explain in Note 24 how the purchase of the 20% interest in 2013 was accounted for in Fyffe's consolidated financial statements.

Chiquita Form 10-K for the Fiscal Year Ended December 31, 2013

Statements of Income, page 23

90. We note from your disclosure on page 11 of MD&A that "other income" in 2013 primarily relates to a net gain on the sale of a European healthy snacking business.  In light of the fact that the gain on this sale appears to be $1 million, please provide us with details of the nature of the remaining amounts recognized as "other income" in 2013.

Statements of Cash Flows, page 27

91. We note that in the statement of cash flows, cash provided by operating cash activities includes a line item titled "other" which is significant in amount to operating cash flow for 2013 and 2012.  Please explain to us the nature of the amounts included in this "other" line item in 2013 and 2012.

Notes to the Financial Statements

Note 9. Accounts Payable and Accrued Liabilities, page 39

92. We note that your accrued liabilities consist of payroll and employee benefit costs of $48.3 million, and "other" of $109.77 million.  Please separately disclose the nature and amount of each type of accrued expense that is greater than 5% of total current liabilities. See guidance outlined in Rule 5-02(20) of Regulation S-X.

Note 12. Fair Value Measurements, page 47

93. We note your disclosure in Note 12 includes a table summarizing assets and liabilities measured at fair value on a recurring basis.  Please revise to include the disclosures

required by ASC 820-10-50-2 for assets and liabilities measured at fair value on a non-recurring basis, such as the trademarks and goodwill impaired in 2012.

Note 15. Income Taxes, page 55

94. We note your disclosure that income before taxes attributable to foreign operations was $86 million, $38 million and $11 million in 2013, 2012 and 2011, respectively. Please revise to disclose both the domestic and foreign components of income (loss) before income tax in this note. See guidance in Rule 4-08(h) of Regulation S-X.

95. We note from the income tax (expense) benefit reconciliation, that the impact of foreign operations had a significant effect on the income tax expense recognized in the financial statements in 2013. Please identify for us the countries that contribute to this amount. We believe that if a significant amount of your profits are generated in countries with significantly low tax rates (such as Ireland), this fact should be disclosed. Please advise or revise accordingly.

96. We note the disclosure in the first paragraph on page 57 which indicates that the 2012 income tax expense includes $4 million of out of period adjustment expense. We further note that the company does not believe the error was material to any prior or current year financial statements. Please explain to us in further detail the nature of the $4 million out of period adjustment to your income tax expense that was recognized during 2012 and explain the period or periods to which this adjustment relates. In a related matter, please explain in further detail why you do not believe this error was material to any of your prior year financial statements.

97. We note from the income tax (expense) benefit reconciliation, that in 2013 there was a significant impact on the income tax expense due to a change in tax rates primarily in Switzerland. Please explain to us and revise to disclose the nature of this change in tax rate, including when the change in tax rate became effective.

Note 20. Supplemental Consolidating Financial Information, page 68

98. We note your disclosure that in connection with the issuance of the 7.875% Notes, certain of your domestic subsidiaries fully, unconditionally, jointly, and severally guaranteed the payment obligations under the notes. We also note that you have disclosed supplemental condensed consolidating financial information under Rule 3-10(f) of Regulation S-X. Please tell us, and revise to disclose if these guarantor subsidiaries are 100% owned subsidiaries of the parent.

Note 21. Quarterly Financial Data (Unaudited), page 79

99. We note your disclosure of out of period tax adjustments that were recorded during certain quarterly periods in 2013 and 2012. We also note that certain of these

adjustments, such as those made to the second and fourth quarters of 2013 and the second quarter of 2012, appear to be material to net income in those quarters. Please tell us why these adjustments were made in the applicable quarter, including an explanation of how you identified the error. Also, please revise Note 21 to discuss the nature of any other unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairment charges to goodwill and trademarks and restructuring charges made during 2012. Refer to the disclosure requirements outlined in Item 302(a)(3) of Regulation S-K.

Chiquita Form 8-K filed March 10, 2014

100. We note your disclosure that the agreement with Fyffes creates a global banana and other fresh produce company with approximately $4.6 billion in annual revenues. We also note your disclosure that this amount represents pro-forma combined 2013 revenue which includes the share of revenue of Fyffes joint ventures of $342 million. This disclosure of pro forma revenue which includes joint venture revenue, represents a non-GAAP financial measure and, in light of the guidance in Regulation G, it appears that presentation of this combined pro forma revenue amount is not appropriate. In this regard, we believe that this non-GAAP financial measure cannot be reconciled, as required by Regulation G, because the revenues of the joint ventures are not reflected in the historical or pro forma financial statements. Generally, non-GAAP financial measures exclude one or more "non-recurring" items or can be calculated using elements derived from financial presentations. Please revise to remove this disclosure throughout the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
         David J. Friedman, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP